EXHIBIT 23.01

CONSENT OF REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Form S-8 of Associated Estates Realty Corporation (the "Company") of our report dated February 25, 2005 relating to the financial statements and financial statement schedules, and management's assessment of the effectiveness of internal control over financial reporting, which appear in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
May 26, 2005